October 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Charles Eastman

Claire Erlanger

Re:	Lear Corporation
Form 10-K for the period ended December 31, 2018
Filed February 5, 2019
File No. 001-113111

Dear Mr. Eastman and Ms. Erlanger:

Set forth below is the response of Lear Corporation (the “Company”) to the Staff’s letter dated October 23, 2019, regarding the Company’s Annual Report on Form 10-K for the period ended December 31, 2018, filed with the Securities and Exchange Commission (the “Commission”) on February 5, 2019, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2019, filed with the Commission on July 26, 2019. We have addressed your October 23, 2019 letter by reproducing the comment below, in bold type, and providing the Company’s response immediately following such comment.

Form 10-Q for the Quarter Ended June 29, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.

We note from your disclosure in Note 3 that in the six months ended June 30, 2019 you recorded $91 million of restructuring charges and expect to incur an additional $65 million related to these activities which appear to include employee termination benefits, asset impairment charges and contract termination costs. We also note that these charges are recorded as part of cost of sales and SG&A. In light of the increasing significance of these restructuring charges to your results of operations, please revise your MD&A discussion to include the following:

•	Describe the nature of these costs, the events and decisions which gave rise to the costs, and the likely effects of management’s plans on financial position, future operating results, and liquidity.

•

Discuss any changes in your plans (including the nature and reasons for the revisions) that have resulted (or will result) in increasing restructuring costs and clearly identify the income statement line items to be impacted.

•

Revise your segment discussion should be revised to include the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reasons, for each reportable segment.

See ASC 420-10-50-1 and Staff Accounting Bulletin Topic 5.P.4 for guidance.

The Company acknowledges the Staff’s comment and, in response, included additional disclosure, shown by the underlined text below, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Overview – Operational Restructuring” and Note 18, “Segment Reporting,” to the condensed consolidated financial statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2019, filed with the Commission on October 25, 2019 (the “Form 10-Q”). The Company has also included below Note 3, “Restructuring,” to the condensed consolidated financial statements in the Form 10-Q to highlight additional information related to the Company’s restructuring activities during the first nine months of 2019 and relevant to the Staff’s comment. The Company will include comparable disclosure in its future periodic reports, when applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Operational Restructuring – Executive Overview – Operational Restructuring, page 38:

In the first nine months of 2019, we incurred pretax restructuring costs of $123 million and related manufacturing inefficiency charges of $5 million, as compared to pretax restructuring costs of $48 million and related manufacturing inefficiency charges of $12 million in the first nine months of 2018. None of the individual restructuring actions initiated during 2019 were material. Our restructuring actions include plant closures and workforce reductions and are initiated to maintain our competitive footprint or are in response to customer initiatives or changes in global and regional automotive markets. The increase in restructuring costs in 2019, as compared to 2018, is primarily attributable to elevated customer actions in 2019. Our restructuring actions are designed to maintain or improve our future operating results and to ensure profitability throughout the cyclical nature of the automotive industry. Restructuring actions are generally funded within twelve months of initiation and are funded by cash flows from operating activities and existing cash balances. There have been no changes in previously initiated restructuring actions that have resulted (or will result) in a material change to our restructuring costs. We expect to incur approximately $67 million of additional restructuring costs related to activities initiated as of September 28, 2019, all of which are expected to be incurred by the end of 2020. We plan to implement additional restructuring actions in the future, if necessary, in order to align our manufacturing capacity and other costs with prevailing regional automotive production levels and locations. Such future restructuring actions are dependent on market conditions, customer actions and other factors.

For further information, see Note 3, “Restructuring,” and Note 18, “Segment Reporting,” to the condensed consolidated financial statements included in this Report.

Relevant excerpts from Note 18, “Segment Reporting,” to the condensed consolidated financial statements, page 29:

For the three months ended September 28, 2019, segment earnings include restructuring charges of $18.2 million, $9.0 million and $0.7 million in the Seating and E-Systems segments and in the other category, respectively. For the nine months ended September 28, 2019, segment earnings include restructuring charges of $91.7 million, $26.2 million and $1.0 million in the Seating and E-Systems segments and in the other category, respectively. The Company expects to incur approximately $44 million and approximately $23 million of additional restructuring costs in the Seating and E-Systems segments, respectively, related to activities initiated as of September 28, 2019, and expects that the components of such costs will be consistent with its historical experience.

For the three months ended September 29, 2018, segment earnings include restructuring charges of $17.3 million, $2.4 million and $0.1 million in the Seating and E-Systems segments and in the other category, respectively. For the nine months ended September 29, 2018, segment earnings include restructuring charges of $37.6 million, $7.9 million and $2.7 million in the Seating and E-Systems segments and in the other category, respectively.

For further information, see Note 3, “Restructuring.”

Note 3, “Restructuring,” to the condensed consolidated financial statements, page 12:

Restructuring costs include employee termination benefits, fixed asset impairment charges and contract termination costs, as well as other incremental costs resulting from the restructuring actions. These incremental costs principally include equipment and personnel relocation costs. In addition to restructuring costs, the Company incurs incremental manufacturing inefficiency costs at the operating locations impacted by the restructuring actions during the related restructuring implementation period. Restructuring costs are recognized in the Company’s condensed consolidated financial statements in accordance with GAAP. Generally, charges are recorded as restructuring actions are approved and/or implemented.

In the first nine months of 2019, the Company recorded charges of $122.9 million in connection with its restructuring actions. These charges consist of $108.8 million recorded as cost of sales, $10.1 million recorded as selling, general and administrative expenses and $4.0 million recorded as other expense, net. The restructuring charges consist of employee termination costs of $105.0 million, fixed asset impairment charges of $4.0 million and contract termination costs of $2.4 million, as well as other related costs of $11.5 million. Employee termination benefits were recorded based on existing union and employee contracts, statutory requirements, completed negotiations and Company policy. Fixed asset impairment charges relate to the disposal of buildings, leasehold improvements and/or machinery and equipment with carrying values of $4.0 million in excess of related estimated fair values.

The Company expects to incur approximately $67 million of additional restructuring costs related to activities initiated as of September 28, 2019, and expects that the components of such costs will be consistent with its historical experience. Any future restructuring actions will depend upon market conditions, customer actions and other factors.

A summary of 2019 activity is shown below (in millions):

	Accrual as of	2019	Utilization		Accrual as of
	January 1, 2019	Charges	Cash	Non-cash	September 28, 2019
Employee termination benefits	$103.3	$105.0	$(91.3)	$—	$117.0
Asset impairment charges	—	4.0	—	(4.0)	—
Contract termination costs	5.4	2.4	(3.2)	—	4.6
Other related costs	—	11.5	(11.5)	—	—

Total	$108.7	$122.9	$(106.0)	$(4.0)	$121.6

If you should have any questions or comments about the response in this letter, please call me at 312-558-5723.

Sincerely,

/s/ Bruce A. Toth

Bruce A. Toth
Winston & Strawn LLP

LEAR CORPORATION

October 30, 2019

In connection with responding to comments from the Securities and Exchange Commission (the “Commission”) in the letter dated October 23, 2019, Lear Corporation, a Delaware corporation (the “Company”), acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEAR CORPORATION

By:	/s/ Jeffrey H. Vanneste
Name:	Jeffrey H. Vanneste
Title:	Senior Vice President and Chief Financial Officer